LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

December 17, 2014

VIA EDGAR

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Re:

Registrant - Archer Investment Series Trust (“Archer”)

File Nos. 333-163981 / 811-22356

Dear Ms. Fettig:

Kindly accept this letter in response to our telephone conversation on November 20, 2014, wherein you provided comments to the above referenced registrant’s 2014 Annual Report, form N-CSR filed on November 10, 2014.

In particular, you asked that the with regard to all future filings by this registrant that the following items be amended.

1)

As to the Archer Balanced Fund – Schedule of Investments – Structured Notes section, with respect to each holding, the registrant is to provide greater detail as to the underlying features of the structured note;

2)

As to Note #3 of the financials and pursuant to ASC 820-10-50-2, amend this disclosure to satisfy the requisite reporting obligations set forth therein.  In particular, revise the disclosure to reflect the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for the transfers.  Further, significant transfers into each level shall be disclosed separately from transfers out of each level.

3)

As to Note #5 of the financials the registrant will revise the disclosure to clarify that each waiver or reimbursement by the adviser is subject to repayment by the Fund within the three (3) fiscal years following the fiscal year in which the particular expense was incurred, provided that the current year’s expense ratio is less than the prior year contractual expense cap that was in place when such prior year expenses were waived.

4)

As to each Archer Fund’s Financial Highlights Table the registrant will provide additional disclosure in satisfaction of Item 16(e) of Form N1-A that explains any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year.

5)

As to the Certification accompanying the registrant’s form N-CSR, pursuant to 18 U.S.C. §1350 the registrant will identify Troy C. Patton as its “Chief Executive Officer” and “Chief Financial Officer”.

Finally, we acknowledge the following on behalf of our client, the above named registrant that:

•

the Funds are responsible for the adequacy and accuracy of the disclosure in their filings;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

•

the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.